Exhibit 99.1

CUSIP #780919106	OTCBB: RYSMF

ROYAL STANDARD ANNOUNCES THE SIGNING OF A NON-BINDING LETTER OF INTENT TO SELL MATERIAL ASSETS

Toronto, Ontario – August 29, 2012 – Royal Standard Minerals Inc. (OTCBB:  RYSMF) (the “Company” or “Royal Standard”) today announced that it has entered into a non-binding letter of intent (the “LOI”) with Scorpio Gold Corporation (TSX-V: SGN) (“Scorpio”) to sell its Goldwedge, Piñon and Fondaway Canyon property interests to Scorpio in consideration for $2.5 million in cash, 17.5 million shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal currently owing by Royal Standard to Waterton Global Value, L.P., the Company’s principal creditor. Pursuant to the letter of intent, Scorpio has provided a $250,000 refundable advance deposit to Royal Standard and agreed to advance an additional $100,000 per month until closing. On August 28, 2012, Scorpio’s stock closed at $0.60.

There can be no assurance that a binding agreement will be entered into or that a transaction will ultimately be concluded with Scorpio.

Completion of a transaction will be subject to the negotiation and entering into of a binding agreement and the satisfaction of a number of conditions, including, but not limited to: each of Royal Standard and Scorpio being satisfied with the results of their respective due diligence investigations; Waterton consenting to the transaction and agreeing to terms acceptable to Scorpio on Scorpio’s assumption of the outstanding debt and royalty obligations outstanding to Waterton; the receipt of all requisite approvals from Royal Standard’s shareholders and if applicable, Scorpio’s shareholders; and receipt of all requisite regulatory approvals including the approval of the TSX Venture Exchange.

During the due diligence process, Royal Standard will slow down daily activity at Goldwedge, its flagship operation, while the future strategy of the Company is resolved. In the interim, the Company is focusing on a maintenance and upkeep program in preparation for the next phase of development at Goldwedge.

Philip Gross, Chief Executive Officer at Royal Standard commented “Royal Standard recognizes that Scorpio provides the best possible partner for extracting the real value of the corporate exploration portfolio. The Company finds itself at a critical juncture with regard to future opportunities and with this transaction we believe we are best serving the needs of our shareholders going forward. Scorpio's proven track record, management team and corporate profile will be the catalyst that Royal Standard needs to ensure a profitable future for its shareholders.”

Royal Standard is a junior mining and exploration company with multiple high quality gold projects in Nevada, USA.  The Company’s flagship, Goldwedge Mine, is located southeast of the Round Mountain gold mine in central Nevada.  Royal Standard explores and develops gold and polymetallic properties.  The Company’s current portfolio of gold exploration projects includes Fondaway Canyon, Piñon, and Dixie Comstock.

For more information please visit www.royalstandardminerals.com or contact:
Nisha Hasan, Investor Relations TMX Equicom Tel: 416-815-0700 ext. 258 E: nhasan@equicomgroup.com

OR

Adena Philips, Corporate Strategy Royal Standard Minerals aphilips@manhattanminerals.com

Disclaimer for Forward-Looking Information

This news release contains forward-looking statements, including statements about potential future asset sales and the operations of its Goldwedge property. These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the fact that the proposed asset sale is non-binding, the strength of the Canadian and US economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.